FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number: 1-5318

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KENNAMETAL THRIFT PLUS PLAN

(formerly known as The Kennametal Thrift Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kennametal Inc.

1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

KENNAMETAL THRIFT PLUS PLAN
INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	2
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2004 and 2003	4

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2004	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2004	12

Signatures	13

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	14
Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm	15
Exhibit 23.1
Exhibit 23.2

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kennametal Thrift Plus Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kennametal Thrift Plus Plan (the “Plan”) at December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

June 24, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Kennametal Thrift Plus Plan
(formerly known as Kennametal Thrift Plan)

In our opinion, the accompanying statement of net assets available for benefits at December 31, 2003 presents fairly, in all material respects, the net assets available for benefits of the Kennametal Thrift Plus Plan (formerly known as the Kennametal Thrift Plan) (the “Plan”) at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 25, 2004

KENNAMETAL THRIFT PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	December 31,	December 31,
	2004	2003
ASSETS

Cash	$64,771	$0

Receivables:
Participant contributions	$86,746	$64,449
Employer contributions	62,979	46,049

Total receivables	149,725	110,498

Investments:
Mutual Funds	$125,201,227	$106,572,006
Master Trust	66,647,347	69,180,859
Common/Collective Trusts	41,309,046	32,275,734
Kennametal Inc. Common Stock	34,239,395	25,845,155
Participant Loans	5,644,854	5,646,469

Total investments	273,041,869	239,520,223

NET ASSETS AVAILABLE FOR BENEFITS	$273,256,365	$239,630,721

The accompanying notes are an integral part of these statements.

KENNAMETAL THRIFT PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Participant contributions	$15,383,948
Employer contributions, net of forfeitures	9,645,465
Dividends and interest	5,550,966
Transfers from other Kennametal Plans	442,462
Net appreciation of investments:
Mutual Funds	10,743,250
Common/Collective Trusts	2,847,783
Kennametal Inc. Common Stock	6,895,044

Total additions	51,508,918

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to retirees	(15,744,412)
Loan distributions	(191,661)
Employee withdrawals	(1,940,008)
Administrative fees	(7,193)

Total deductions	(17,883,274)

NET INCREASE	33,625,644

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	239,630,721

End of year	273,256,365

The accompanying notes are an integral part of these statements.

KENNAMETAL THRIFT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following general description of the Kennametal Thrift Plus Plan, formerly The Kennametal Thrift Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.

The Plan is a defined contribution employee benefit plan, established to encourage investment and savings for certain salaried, hourly and union employees of Kennametal Inc. and certain subsidiaries (the Company) and to provide a method to supplement their retirement income benefits. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the Code). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Kennametal Inc. is the Plan sponsor.

ADMINISTRATION OF THE PLAN – The management of the Company has the authority and responsibility for the general administration of the Plan. Putnam Fiduciary Trust Company serves as the Trustee of the Plan. Putnam Investments functions as the recordkeeper for the Plan. The Company anticipates that during 2005 Fidelity Investments will function as the trustee and recordkeeper of the Plan.

ELIGIBILITY – All employees become eligible to participate in the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

Effective July 1, 2005, Kennametal will terminate the participation of approximately 1,975 participants in the Kennametal Retirement Income Savings Plan, another employee benefit plan sponsored by the Company. On that effective date, these participants will become participants in the Plan. The Company anticipates that the Kennametal Retirement Income Savings Plan individual employee accounts for the terminated participants will be transferred to the Plan in a trustee to trustee transfer subsequent the effective date.

VESTING – Employee contributions are fully vested. Employer matching contributions cliff vest after the third anniversary of the participant’s employment date. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $2,322 and $61,256, respectively. These amounts will be used to reduce future employer contributions. Also, in 2004 and 2003, employer contributions were reduced by $169,320 and $214,491, respectively, from forfeited nonvested accounts.

PARTICIPANT ACCOUNTS – A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS – Effective April 1, 2003, the Plan allows participants to elect a contribution rate (either before-tax, after-tax, or a combination of both) of 2% to 20% of the employee’s eligible wages, which include base salary, overtime, shift differential pay and incentive compensation. On January 1, 2004, participants could elect from 1% to 20% of their eligible wages. Prior to April 1, 2003, participants could elect a contribution rate of 2% to 12% of their eligible wages. Highly compensated employees are limited to contributing 8% pre-tax and 4% after-tax of their eligible wages. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan, are eligible to make Catch-Up contributions. Newly hired non-union employees are automatically enrolled at 3%. Employee contributions up to 6% are matched at 50%. The maximum employer matching contribution is 3%.

The participants can elect to have their contributions invested in the different investment funds available under the Plan. Employer matching contributions are made concurrently with participant contributions and solely in Kennametal Inc. common stock. These employer matching contributions can be transferred to other investment options at any time at the participant’s election.

In connection with certain changes to the Company-sponsored defined benefit pension plan, certain employees are no longer eligible to participate in that plan. These employees are eligible to participate in the Thrift Plus Plan and receive a fixed Basic contribution equal to 3% of the employee’s eligible compensation and an additional Discretionary contribution from 0% up to 3% depending on the Company’s fiscal year performance. The Basic and Discretionary contributions may be invested in any investment fund available under the Plan. These changes were effective January 1, 2004.

DISTRIBUTIONS – Distributions to participants due to disability, retirement, or death are payable in either a lump sum, periodic payments for a period not to exceed ten (10) years, or through the purchase of an annuity at the participant’s election. If a participant’s vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the Plan.

In addition, while still employed, participants may withdraw after-tax employee contributions, rollover contributions and pre-tax employee contributions if over age 59.5 at any time. Vested Company contributions and pre-tax employee contributions if under 59.5 may be withdrawn only for specific hardship reasons.

PARTICIPANT LOANS – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions. The maximum term permissible for a general purpose loan is 5 years and 15 years for a residential loan. The interest rate is determined by the plan administrator based on existing market conditions and is fixed over the life of the loan. Interest rates on participant loans ranged from 5.0% to 10.5% at December 31, 2004 and 2003. Participant loans outstanding at December 31, 2004 have maturity dates ranging from 2005 to 2028.

INVESTMENTS – Participants direct their contributions and the Company Basic and Discretionary contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds. The following investment options were available to participants at December 31, 2004:

Stable Value Fund – Investments of this fixed income fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), synthetic investment contracts and short-term investments.

Putnam Voyager Fund – This fund seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

The Putnam Fund for Growth & Income – This fund seeks growth and income by investing in attractively priced stocks of companies that offer long-term growth potential while also providing income.

Putnam International Equity Fund – This fund seeks capital appreciation by investing in a diversified portfolio composed mainly of stocks of companies located outside the United States.

Kennametal Inc. Common Stock Fund – This fund consists entirely of Kennametal Inc. common stock, for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal Inc.

Vanguard Institutional Index Fund – This fund seeks long-term growth of capital and income from dividends. The fund holds all 500 stocks that make up the Standard & Poor’s 500 Index in proportion to their weighting in the index. The fund attempts to track the performance of the index, a widely recognized benchmark of U.S. stock market performance, and it remains fully vested in stocks at all times.

PIMCO Renaissance Fund – This fund seeks long-term growth of capital and income. The fund invests primarily in common stocks of “value” style, midsize companies with market capitalizations of $1 billion to $10 billion at the time of investment, although it may invest in companies of any size. The fund invests all or a portion of its assets in small to midsize companies. Such investments increase the risk of greater price fluctuations.

Retirement Ready Funds – Each Retirement Ready Portfolio has a different target date that relates to expected retirement dates. The dates range from 2010 to 2045 in five-year intervals, with the exception of the Maturity Portfolio, which is designed for participants who are at or near retirement. On June 1, 2005, a 2050 Fund was added to the Plan. All of the Retirement Ready Portfolios are diversified across an array of Putnam mutual funds that invest in different styles and include a mix of stocks, bonds, and capital preservation investments. The portfolios can invest significantly in foreign securities, which involve certain risks, such as currency fluctuations, economic instability, and political developments.

Artisan Mid Cap Fund – This fund seeks long-term capital growth through a diversified portfolio of stocks of midsize companies. The fund invests all or a portion of its assets in small to midsize companies. Such investments increase the risk of greater price fluctuations.

MSIF Small Company Growth Portfolio – This fund seeks to maximize long-term capital appreciation by investing primarily in the equity securities of small and midsize companies that are in the early stages of their life cycle. The fund invests all or a portion of its assets in small to midsize companies. Such investments increase the risk of greater price fluctuations.

Lord Abbett Small Cap Value Fund – This fund seeks long-term capital appreciation by investing primarily in common stocks of small companies with a market capitalization of less than $2 billion. Lord Abbett believes in a low-risk approach to investing in these stocks. The fund invests all or a portion of its assets in small to midsize companies. Such investments increase the risk of greater price fluctuations.

Vanguard Total Bond Market Index Fund – This fund invests in a sample of bonds from the Lehman Aggregate Bond Index, which is an index of U.S. Treasury, federal agency, mortgage-backed, and high-quality corporate securities.

Templeton Foreign Fund – This fund seeks long-term capital growth by investing mainly in the equity securities of companies outside the United States, including emerging markets.

In addition, during the year ended December 31, 2004, participants were able to direct their contributions to certain other investment options. Amounts held in the discontinued investment options were converted to available investment options with similar investment objectives.

2.	ACCOUNTING POLICIES

BASIS OF ACCOUNTING – The financial statements of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS – Investment transactions are recorded on a trade date basis. Benefit-responsive investment contracts are valued at contract value in accordance with the provisions of AICPA Statement of Position (SOP) 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans”. INVESCO Institutional, Inc. reported that all the investment contracts held in the Stable Value Fund (see Note 4) are fully benefit-responsive. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year-end. Investments in common stock are valued at their quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

PAYMENT OF BENEFITS – Benefit payments are recorded as distributed.

INVESTMENT INCOME – Interest and dividend income are recorded in the period earned.

PLAN EXPENSES – Investment management fees and certain other administrative fees were paid by the Plan. Investment management fees are included as a reduction in the income of the fund.

NET APPRECIATION – Net appreciation of investments is comprised of unrealized gains and losses due to the change in market value compared to the cost of investments retained in the Plan and realized gains or losses on security transactions which represents the difference between proceeds received and average cost.

Net appreciation for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Kennametal Inc. Common Stock Fund	$6,895,044	$3,867,011
Common/Collective Trusts	2,847,783	2,974,376
Mutual Funds	10,743,250	24,324,512

Total	$20,486,077	$31,165,899

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS – The preparation of financial statements in conformity with accounting principles generally accepted in the United

States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31, 2004 and 2003 were as follows:

	2004	2003
At Contract Value:
Stable Value Fund	$66,647,347	$69,180,859

At Fair Value, as determined by quoted market prices:
Putnam Voyager Fund	35,311,830	39,297,924
Artisan Mid Cap Fund	26,372,296	21,714,650
Putnam Fund for Growth & Income	17,419,652	16,223,043
Kennametal Inc. Common Stock Fund	34,239,395	25,845,155

At Estimated Fair Value:
Putnam Retirementready 2015	15,836,316	14,255,745

4.	STABLE VALUE FUND

A portion of the Plan’s investments are held in a Stable Value Fund which was established for the investment of assets of the Plan and several other Company-sponsored retirement plans. Each plan has an undivided interest in the underlying assets of the Stable Value Fund. The assets of the Stable Value Fund are held by The Bank of New York. (Trustee). At December 31, 2004 and 2003, the Plan’s interest in the Stable Value Fund was 61.9 percent and 62.1 percent, respectively. Investment income and administrative expenses relating to the Stable Value Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Stable Value Fund include benefit-responsive investment contracts (the contracts). The crediting interest rates on the contracts ranged from 0.2 percent to 6.3 percent and 1.0 percent to 7.1 percent at December 31, 2004 and 2003, respectively. The average yields on the contracts ranged from 2.2 percent to 7.1 percent and 1.2 percent to 7.1 percent for the years ended December 31, 2004 and 2003. The fair value of all investment contracts was $110,065,631 and $115,879,042 at December 31, 2004 and 2003, respectively.

Investments at contract value held by the Stable Value Fund at December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
Short Term Investments	$2,094,328	$1,253,506
Insurance Investment Contracts	4,724,430	11,861,790
Synthetic Investment Contracts
Underlying Assets:
Common / Collective Trusts	97,846,614	93,307,466
Insurance Separate Account	2,929,465	4,464,219
Asset-Backed Securities	0	1,003,413
Treasury Obligations	2,325,727	3,367,910
Cash	49,667	117,088
Synthetic Wrapper Agreement	(2,237,551)	(4,007,195)

Investments	$107,732,680	$111,368,197

Total investment income for the Stable Value Fund was $4,748,614 and $5,061,804 for the years ended December 31, 2004 and 2003, respectively.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated April 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, Kennametal Inc. has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.

7.	RELATED PARTY TRANSACTIONS

Certain investments of the Plan are mutual funds managed by Putnam Investments. The trustee of the Plan is Putnam Fiduciary Trust Company and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment fund options available to participants contains stock of Kennametal Inc., the plan sponsor. The Plan held 687,953 and 650,193 shares of the Company’s Common Stock at December 31, 2004 and 2003, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

KENNAMETAL THRIFT PLUS PLAN
PLAN NUMBER: 002
KENNAMETAL INC.
EIN: 25-0900168
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SCHEDULE H, LINE 4i
DECEMBER 31, 2004

				Fair
(a)	(b)Issuer	(c)Description	(d)Cost	(e)Value

		Mutual Funds

*	Putnam	Putnam Voyager Fund		$35,311,830
	Artisan	Artisan Mid Cap Fund		26,372,296
*	Putnam	The Putnam Fund for Growth & Income		17,419,652
*	Putnam	Putnam International Growth Fund		10,361,090
	Lord Abbett	Lord Abbett Small Cap Value Fund		9,542,267
	Vanguard	Vanguard Institutional Index Fund		8,379,059
	PIMCO	PIMCO Renaissance Institutional Fund		7,330,579
	Morgan Stanley	MSIF Small Company Growth Portfolio		4,610,960
	Vanguard	Vanguard Total Bond Market Index Fund		4,266,694
	Franklin	Templeton Foreign Fund		1,606,800

	Templeton
		Total Mutual Funds		125,201,227

		Common/Collective Trusts

*	Putnam	Putnam Retirementready 2015		15,836,316
*	Putnam	Putnam Retirementready 2025		7,960,020
*	Putnam	Putnam Retirementready Income Fund		4,904,965
*	Putnam	Putnam Retirementready 2020		4,287,773
*	Putnam	Putnam Retirementready 2010		4,062,148
*	Putnam	Putnam Retirementready 2030		1,909,697
*	Putnam	Putnam Retirementready 2035		1,470,857
*	Putnam	Putnam Retirementready 2045		457,158
*	Putnam	Putnam Retirementready 2040		420,112

		Total Common / Collective Trusts		41,309,046

		Master Trust

	Invesco	Stable Value Fund		66,647,347

		Kennametal Inc. Common Stock

*	Kennametal	Kennametal Inc. Common Stock Fund		34,239,395

		Loans to Participants
	Participant
	Loans	5.0% to 10.5%	0	5,644,854

		Total Investments		$273,041,869

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.

KENNAMETAL THRIFT PLUS PLAN

Date: June 28, 2005	By:	/s/ Veronica McDonough

Veronica McDonough Plan Administrator